Via Facsimile and U.S. Mail
Mail Stop 4720

May 17, 2010

Mr. David S. Cash
Chief Executive Officer
Endurance Specialty Holdings Ltd.
Wellesley House
90 Pitts Bay Road
Pembroke HM08, Bermuda

Re: **Endurance Specialty Holdings Ltd.**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Definitive Proxy Statement on Schedule 14A
       File No. 001-31599

Dear Mr. Cash:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should amend your Form 10-K in response to the first two
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we ask you to provide us with information to
better understand your disclosure. After reviewing the information provided, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A. Controls and Procedures

   1. You have provided the required disclosure for your Internal Control Over
       Financial Reporting. You have not, however, provided the required disclosure for
       your Disclosure Controls and Procedures. Please revise to provide the disclosures
       required by Item 307 of Regulation S-K for Disclosure Controls and Procedures.

Please tell us why this disclosure was omitted from your filing and how you considered this omission in management's conclusion about the effectiveness of your Disclosure Controls and Procedures.

Financial Statements
Note 18, Taxes, page 145

2. Tell us why the disclosures related to unrecognized tax benefits required by ASC 740-10-50-15 have not been made, including tax years that remain subject to examination. Also disclose income before tax as domestic or foreign as required by Rule 4-08(h) of Regulation S-X. Expand MD&A to explain the change in effective income tax rates from year to year.

DEF14A
Board of Directors, page 23

3. Pursuant to Item 407(c)(2)(vi), please confirm that in your next definitive proxy statement, you will discuss whether, and if so how, the nominating committee or the board considers diversity in identifying nominees for director. If the nominating committee or the board has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee or the board assesses the effectiveness of its policy.

* * * *

As appropriate, please amend your Form 10-K for the year ended December 31, 2009 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney, at (202) 551-3495 with questions on comment three. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant